EXHIBIT 11.1 - Statement Regarding Computation of Per Share Earnings Computation of Earnings Per Share

The following formula was used to calculate the earnings per share, Consolidated Statements of Income for the three and nine months ended September 30, 2013 and 2012, included in this report as Exhibit 13.3.

Earnings Per Share

Net Income / Weighted average shares of common stock outstanding for the period

	Three months ended September 30,
	2013	2012
Weighted Average Shares Outstanding	1,718,730	1,718,730
Net Income	$390,971	$482,826
Per Share Amount	$0.23	$0.28

	Nine months ended September 30,
	2013	2012
Weighted Average Shares Outstanding	1,718,730	1,718,730
Net Income	$1,186,723	$1,622,860
Per Share Amount	$0.69	$0.95

No common stock equivalents exist.